Exhibit 23.2


Consent of Independent Auditors


The Administrative Committee
The Gillette Company Global Employee Stock Ownership Plan:


We consent to the incorporation by reference in the registration statement No. 33-52465 on Form S-8 of The Gillette Company Global Employee Stock Ownership Plan of our report dated March 14, 1997, relating to the statement of net assets available for plan benefits of The Gillette Company Global Employee Stock Ownership Plan as of December 31, 1996 and 1995 and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 1996 annual report on Form 11-K of The Gillette Company Global Employee Stock Ownership Plan.





   KPMG Peat Marwick LLP





Boston,  Massachusetts
March 28,  1997